As filed with the Securities and Exchange Commission on July 14, 2006
                                                      Registration No. 001-13202

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2005
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      for the transition period from     to


                         Commission File Number: 1-13202

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Nokia Retirement Savings and Investment Plan
          Nokia Inc.
          6000 Connection Drive
          Irving, Texas 75039

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Nokia Corporation
          Keilalahdentie 4, P.O. Box 226
          FIN-00045 NOKIA GROUP
          Espoo, Finland



================================================================================

                  Nokia Retirement Savings and Investment Plan



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants                                            5

Financial Statements as of December 31, 2005 and 2004                        6
for the years then ended

Signature Page                                                               15

Index To Exhibits                                                            16

Consent of Independent Auditors                                              17

Nokia Retirement Savings
and Investment Plan (As
Amended and Restated 2004)

Report on Audit of Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2004)
Contents
--------------------------------------------------------------------------------


                                                                                Page(s)
                                                                                -------

Report of Independent Registered Public Accounting Firm...............................1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004.........2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
  December 31, 2005...................................................................3

Notes to Financial Statements.....................................................4 - 8


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets at December 31, 2005.........................9

Note: Other schedules required by section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Nokia Retirement Savings and Investment Plan (As Amended and Restated 2004)

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (as Amended and Restated
2004) (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
Dallas, Texas USA
July 14, 2006

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2004)
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
--------------------------------------------------------------------------------


                                                    2005               2004
                                              ---------------    ---------------

Assets
Investments, at fair value                      $490,768,684       $401,348,744

Receivables
     Employer contributions                       12,255,610         11,712,774
     Participant contributions                     1,793,695          1,632,363
                                              ---------------    ---------------

 Total Assets                                    504,817,989        414,693,881

Liabilities
Accrued expenses                                      76,964            119,366
                                              ---------------    ---------------

Net assets available for benefits               $504,741,025       $414,574,515
                                              ===============    ===============





   The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2004)
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005
--------------------------------------------------------------------------------


     Investment income
          Net appreciation in fair value of investments      $       30,212,530
          Dividend and interest income                               15,183,365
                                                             -------------------

                                                                     45,395,895
                                                             -------------------

      Contributions
          Employer                                                   44,807,499
          Participant                                                43,402,673
          Rollovers                                                   2,650,545

                                                             -------------------

                                                                     90,860,717
                                                             -------------------


     Deductions

       Benefit payments and withdrawals                             (45,378,408)

       Administrative expenses                                         (711,694)
                                                             -------------------

          Total deductions                                          (46,090,102)
                                                             -------------------

          Increase in net assets available for benefits              90,166,510

     Net assets available for benefits
          Beginning of year                                         414,574,515
                                                             -------------------

          End of year                                        $      504,741,025
                                                             ===================



   The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2004)
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of Plan
       The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2004) (the "Plan") provides only general information. More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

       General
       The Plan is a defined contribution plan that covers eligible employees of Nokia Inc. (the "Company" or "Nokia"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan's day-to-day administration.

       The Plan changed both record keeper and trustee as of April 1, 2005.

       Eligibility
       Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns and cooperatives in the payroll system are not eligible to participate in the Plan.

       Contributions
       Participant contributions take the form of before-tax contributions and are deferred from federal income taxes. The Plan does not allow for voluntary after-tax contributions for employees working in the United States. Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

       Participants may also contribute rollover contributions from other qualified plans.

       Participants contribute a percentage of their compensation, as defined in the Plan agreement. The maximum contribution rate is 50% of eligible compensation of which up to $14,000 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code
       (the "Code")) for the 2005 plan year may be made pre-tax. All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year are eligible to make additional catch-up contributions of up to $4,000 during fiscal 2005. Contributions made by participants are invested based on each participant's election.

       Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 6% of the participants' eligible earnings. These funds are deposited according to the participants' current investment elections.

       The employer may also make a discretionary contribution based on the Company meeting its performance targets as determined by the employer at its sole discretion. In 2005, the Company made a discretionary contribution of $11,202,268.

       Participant and Company contributions are subject to certain IRS limitations.

       Participant Accounts
       Each participant's account is credited with the participant's voluntary contributions, the employer's contribution and an allocation of investment income from each fund as defined in the Plan

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2004)
Notes to Financial Statements
--------------------------------------------------------------------------------

       agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Additionally, the Plan has certain expenses that are deducted from participant accounts.

       Plan earnings are allocated to a participant's account at the rate attributable to the participant's specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan's 401(k) committee.

       Participants may determine their own investment mix in their accounts. During the conversion to the new record keeper and trustee, mapping of participants' funds was determined by the plan administrator.

       Participant Loans
       Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of (i) $50,000 or (ii) 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement. The loans, maturing at various dates through 2035, are collateralized by the balance in the participant's account. The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 4 percent to 10 percent at December 31, 2005. Principal and interest is paid ratably through bi-monthly payroll deductions.

       Vesting
       Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.

       Payment of Benefits
       Upon termination of employment for reasons other than disability or death, participants' benefits will be payable as follows (subject to spouses' rights, if any):

          - Nokia ADR Shares are paid out in cash or certificates. Fractional shares are paid in cash.

          - A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70 1/2.

          - A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

       Forfeitures
       At December 31, 2005 and 2004 forfeited non-vested accounts totaled $644,728 and $448,356, respectively. These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges. Also, in 2005, employer contributions were reduced by $2,153,713, and Plan administrative fees and certain investment charges of $398,703 were paid from forfeited non-vested accounts.

       Plan Termination
       While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2004)
Notes to Financial Statements
--------------------------------------------------------------------------------

2.     Summary of Significant Accounting Policies

       Basis of Presentation
       The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

       Investment Valuation and Income Recognition
       Investments in Nokia American Depository Shares ("Nokia ADR Shares") and Common Stock are valued at quoted market prices on the last business day of the year. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       Plan Expenses
       Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan. All other operating expenses of the Plan are paid by the Company.

       Risks and Uncertainties
       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

       Financial instruments that potentially subject the Plan to concentrations of credit risk consist of the Plan's investments and contributions receivable.

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Benefits
       Benefit distributions to participants are recorded when paid.

3.     Investments
       As of December 31, 2005, net assets available for benefits in the amount of $372,035,872, $103,499,896, and $3,069,513 were invested in mutual funds, Nokia ADR Shares, and Common stock respectively, managed by Fidelity Investments.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2004)
Notes to Financial Statements
--------------------------------------------------------------------------------

       At December 31, 2005, approximately 22% of the Plan's assets are invested in the Nokia ADR Shares. There were 5,655,732 shares at $18.30 per share at December 31, 2005. There were 6,440,498 shares at $15.67 per share at December 31, 2004.

       Investments that individually represent 5% or more of the Plan's net assets, at fair value as of December 31, 2005 and 2004:

                                                             2005              2004
                                                         ------------      ------------

       American Depository Shares
       Nokia ADR Shares                                  $103,499,896      $100,922,604

       Mutual Funds
       Allianz NFJ Small Cap Value Fund                    46,854,868                 -
       American Balanced Fund                              27,063,265         9,537,636
       American EuroPacific Growth Fund                    50,804,321         4,840,005
       American Funds Growth Fund of America               27,710,988         4,112,999
       Fidelity Managed Income Portfolio II Fund           66,546,670                 -
       PIMCO Total Return Fund                             30,269,138        23,642,423
       Vanguard Institutional Index Fund                   53,137,164                 -
       American Express Trust Income Fund III                       -        57,451,383
       SSGA Funds S&P 500 Index Fund                                -        40,102,332
       Templeton Foreign Fund                                       -        21,855,297
       Dreyfus Emerging Leaders Fund                                -        18,828,406

       During 2005, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $30,212,530 as follows:

       Nokia ADR Shares                                            $  17,693,785
       Common Stock                                                      299,171
       Mutual funds                                                   12,219,574
                                                                ----------------
                                                                   $  30,212,530
                                                                ----------------

4.     Tax Status
       The Internal Revenue Service has ruled, in a favorable determination letter dated November 22, 2002 that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.     Related Party Transactions
       The Plan purchased and sold approximately $8,600,000 and $21,600,000 in Nokia ADR shares respectively, during 2005.

       Nokia ADR Shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale. The share price at December 31, 2005 was $18.30.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2004)
Notes to Financial Statements
--------------------------------------------------------------------------------

       The Fidelity Managed Income Portfolio II Fund and The Fidelity Institutional Cash Portfolio Money Market Class I Fund are related parties, as noted on Schedule H.

       All assets of the Plan are held in the Nokia Retirement Savings and Investment Plan which is administered by Fidelity Investments Retirement Services as the record keeper and Fidelity Management Trust Company as the trustee.

6.     Subsequent Event
       Effective July 1, 2006 the employer match is increased from 6% of eligible compensation to 8%. The Plan will implement auto enrollment at 3% of eligible compensation for new hires beginning in the third quarter of 2006.

                              SUPPLEMENTAL SCHEDULE

   (a)                    (b)                                              (c)            (d)             (e)
           Identity of Issue, Borrower, Lessor                        Description of                    Current
                   or Similar Party                                     Investment       Cost**          Value
-----------------------------------------------------------------  -----------------------------------------------

         Allianz NFJ Small Cap Value Fund                               Mutual fund                   46,854,868
         American Balanced Fund                                         Mutual fund                   27,063,265
         American EuroPacific Growth Fund                               Mutual fund                   50,804,321
         American Funds Growth Fund of America                          Mutual fund                   27,710,988
         Calamos Growth Fund                                            Mutual fund                   14,443,587
    *    Fidelity Managed Income Portfolio II Fund                      Mutual fund                   66,546,670
    *    Nokia ADR Shares                                               ADR Shares                   103,499,896
    *    Fidelity Institutional Cash Portfolio Money Market             Mutual fund                    4,856,049
         Class I Fund
         PIMCO Total Return Fund                                        Mutual fund                   30,269,138
         Vanguard Institutional Index Fund                              Mutual fund                   53,137,164
         Vanguard Small Cap Growth Fund                                 Mutual fund                    9,783,053
         Vanguard Target Retirement 2005 Fund                           Mutual fund                      281,677
         Vanguard Target Retirement 2015 Fund                           Mutual fund                    1,540,819
         Vanguard Target Retirement 2025 Fund                           Mutual fund                    2,407,571
         Vanguard Target Retirement 2035 Fund                           Mutual fund                    3,998,111
         Vanguard Target Retirement 2045 Fund                           Mutual fund                    2,321,427
         Vanguard Target Retirement Fund                                Mutual fund                       97,449
         Vanguard Windsor                                               Mutual fund                        7,277
         Vanguard Windsor II Fund                                       Mutual fund                   17,264,594
         Wells Fargo Mid-Cap Value Fund                                 Mutual fund                    8,680,854
         BrokerageLink                                               Common stock and                  7,036,503
                                                                          Mutual
                                                                          Funds
         Participant Loans                                            Interest Rates                  12,163,403
                                                                      varying between
                                                                        4% and 10%
                                                                        maturing at
                                                                       various dates
                                                                       through 2035

                                                                                                   --------------


                                                                                                    $490,768,684
                                                                                                   ==============


 * Party-in-interest
** Not applicable due to investments being participant-directed.

                                   SIGNATURES

               The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Nokia Retirement Savings and Investment Plan



Date:  July 14, 2006                By: /s/ Linda Fontenaux
                                        --------------------------------
                                    Name:  Linda Fontenaux
                                    Title: Plan Administrator

                                            INDEX TO EXHIBITS



Exhibit No.      Exhibit                                             Page Number

23               Consent of PricewaterhouseCoopers LLP,                  12
                 Independent Auditors.